Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Global Green Matrix Corp. (“Global Green”)
1750 – 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2.	Date of Material Change

January 19, 2012

Item 3.	News Release

News release was disseminated on January 23, 2012 through Marketwire.

Item 4.	Summary of Material Change

Global Green signed an amendment to the Distribution Agreement and Expansion to US Market.

Item 5.	Full Description of Material Change

5.1.	Full Description of Material Change

Global Green signed an amendment to the Distribution Agreement with I-Des Inc. and Dry Vac Services Canada. Inc. ("I-Des and Dry Vac") whereby Global Green has obtained additional rights to sell DryVac units in the State of Utah, USA. In consideration of the additional territory, Global Green has paid an additional distributor fee to I-Des and Dry Vac in the amount of $150,000.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Randy Hayward, President, at 250-247-8689.

Item 9.	Date of Report

January 27, 2012